As filed with the Securities and Exchange Commission on November 2, 2015
Securities Act File No. 333-202213
Investment Company Act File No. 811-06445

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2

 [X] REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

[ ] Pre-Effective Amendment No.

      [X] Post-Effective Amendment No. 4

and/or

[X] REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 13

THE HERZFELD CARIBBEAN BASIN FUND, INC.
(Exact Name of Registrant as Specified in Charter)

119 Washington Avenue, Suite 504 Miami Beach, FL 33139
 (Address of Principal Executive Offices)

Registrant’s Telephone Number, Including Area Code: (305) 271-1900

Thomas J. Herzfeld
The Herzfeld Caribbean Basin Fund, Inc.
119 Washington Avenue, Suite 504 Miami Beach, FL 33139

Copies to:

Thomas J. Herzfeld	Joseph V. Del Raso, Esq.
119 Washington Avenue	Pepper Hamilton LLP
Suite 504	3000 Two Logan Square
Miami Beach, FL 33139	18th and Arch Streets
Philadelphia, PA 19103

Approximate date of proposed public offering: From time to time after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended, other than securities offered in connection with a dividend reinvestment plan, check the following box. [X]

This Post-Effective Amendment will become effective immediately pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This Post-Effective Amendment No. 4 to the Registration Statement on Form N-2 (Securities Act File No. 333-202213 and Investment Company Act File No. 811-06445) of The Herzfeld Caribbean Basin Fund, Inc., as amended (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 4 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 4 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 4 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C - OTHER INFORMATION

ITEM 25.                      FINANCIAL STATEMENTS AND EXHIBITS

(1)	Financial Statements:
The following financial statements of The Herzfeld Caribbean Basin Fund, Inc. (the “Registrant”) are incorporated by reference in Part A of this Registration Statement.
(a)	Schedule of Investments as of June 30, 2015.*
(b)	Statement of Assets and Liabilities as of June 30, 2015.*
(c)	Statement of Operations for the Year Ended June 30, 2015.*
(d)	Statements of Changes in Net Assets for the Years Ended June 30, 2015 and 2014.*
(e)	Financial Highlights for the Years Ended June 30, 2011 through 2015.*
(f)	Notes to Financial Statements dated June 30, 2015.*
*
Incorporated by reference to the Registrant’s Annual Report to Stockholders for fiscal year ended June 30, 2015 filed on Form N-CSR, with the Securities and Exchange Commission (the “SEC”) on August 26, 2015 (Investment Company Act File No. 811-06445).

(2)	Exhibits

The agreements included or incorporated by reference as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreements and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement. For the foregoing reasons, the representations, warranties and covenants or any descriptions of those provisions should not be read alone and should instead be read in conjunction with the other information contained in the reports, statements and filings that the Registrant publicly files with the Commission.

The Registrant acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading.

(a)	(1)	Articles of Incorporation filed with the State of Maryland dated March 10, 1992.(1)
	(2)	Articles of Amendment to Articles of Incorporation as filed with the State of Maryland on July 23, 1993.(1)
(b)		By Laws.(1)
(c)		Not applicable.
(d)	(1)	Form of Specimen Certificate of Common Stock.(1)
	(2)	Articles Sixth, Eighth, Ninth and Tenth of the Registrant’s Articles of Incorporation filed as exhibit (a).
	(3)	Articles II and III of the Registrant’s By Laws filed as exhibit (b).
(e)		Dividend Reinvestment Plan.(2)
(f)		Not applicable.
(g)		Investment Advisory Agreement dated September 10, 1993.(1)
(h)
 Equity Distribution Agreement, dated September 10, 2015 (the “Equity Distribution Agreement”), by and among the Registrant, HERZFELD/CUBA, a division of Thomas J. Herzfeld Advisors, Inc. (the “Adviser”), and Ladenburg Thalmann & Co. Inc.(5)

(i)		Not applicable.
(j)	(1)	Custodian Agreement dated December 30, 1993, as amended March 28, 2003.(1)
	(2)	Amendment to Custodian Agreement and Transfer Agency Services Agreement dated August 16, 2012.(5)
(k)		Not applicable.
(l)	(1)	Opinion of Pepper Hamilton LLP dated May 21, 2015.(4)
	(2)	Opinion of Pepper Hamilton LLP dated September 10, 2015.(5)
	(3)	Opinion of Pepper Hamilton LLP dated November 2, 2015 is filed herewith.
(m)		Not applicable.
(n)		Consent of Independent Registered Public Accounting Firm is filed herewith.
(o)		Not applicable.
(p)		Not applicable.
(q)		Not applicable.
(r)		Joint Code of Ethics of the Registrant and the Adviser.(1)
(s)		Powers of Attorney.(3)
(t)		Forms of Prospectus Supplement.(6)

(1)	Incorporated by reference to the Registrant’s Registration Statement on Form N-2 filed with the SEC on July 25, 2007 (Securities Act File No. 333-144838 and Investment Company Act File No. 811-06445).
(2)	Incorporated by reference to Exhibit 99.2 to Form 8-K/A filed with the SEC on November 22, 2006 (Investment Company Act File No. 811-06445).
(3)	Incorporated by reference to Registrant’s Registration Statement on Form N-2 filed with the SEC on February 20, 2015 (Securities Act File No. 333-202213 and Investment Company Act File No. 811-06445).
(4)
Incorporated by reference to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-2 filed with the SEC on May 21, 2015 (Securities Act File No. 333-202213 and Investment Company Act File No. 811-06445).

(5)
Incorporated by reference to Post-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-2 filed with the SEC on September 10, 2015 (Securities Act File No. 333-202213 and Investment Company Act File No. 811-06445).

(6)
Incorporated by reference to Post-Effective Amendment No. 2 to Registrant’s Registration Statement on Form N-2 filed with the SEC on October 19, 2015 (Securities Act File No. 333-202213 and Investment Company Act File No. 811-06445).

ITEM 26.                      MARKETING ARRANGEMENTS

The information contained under the heading “Plan of Distribution” in this Registration Statement is incorporated herein by reference.

ITEM 27.                      OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

SEC registration fees	$11,620	(1)
FINRA filing fees	$15,500
NASDAQ Capital Market Listing of Additional Shares fee	$5,000
Printing (other than stock certificates)	$2,000
Accounting fees and expenses	$40,500
Legal fees and expenses	$290,00
Sales agent’s expenses	$30.000
Miscellaneous	$20,000
Total	$414,620	(2)

(1)	Previously paid with the Registrant’s Form N-2 filed with the SEC on February 20, 2015 (Securities Act File No. 333-144838 and Investment Company Act File No. 811-06445).
(2)
These expenses are inclusive of amounts incurred in connection with entry into the equity distribution agreement with Ladenburg Thalmann & Co. Inc. and various filings necessary to and in association with the registration of shares included in the offering. These expenses will be borne by the Registrant unless otherwise specified in a prospectus supplement. Except for the SEC registration fee and the FINRA filing fee, all listed amounts are estimates.

*	Fees depend on number of issuances and amount of securities sold and cannot be estimated at this time.

ITEM 28.                      PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH REGISTRANT

None

ITEM 29.                      NUMBER OF HOLDERS OF SECURITIES

Title of Class	Number of Record Holders as of October 12, 2015
Common Stock, $0.001 par value	92

ITEM 30.                      INDEMNIFICATION

It is the Registrant’s policy to indemnify its directors and officers to the maximum extent permitted by Section 2-418 of the General Corporation Law of the State of Maryland as set forth in Article VII of the Registrant’s By-Laws filed as exhibit 2(b) of Item 25 hereto, subject to the limitations of the Investment Company Act of 1940, as amended. The Registrant’s indemnification obligations with respect to each officer and director as set forth in Article VII of the Registrant’s By-Laws further provide for the payment of, and advancement of, any reasonable expenses incurred in connection with the successful defense of any proceeding to which each such officer or director is a party by reason of service in such capacity. The Registrant’s indemnification obligations with respect to the Adviser are set forth in Section 5 of the Investment Advisory Agreement filed as exhibit 2(g) of Item 25 hereto.  The Registrant has purchased insurance insuring its directors and officers against certain liabilities incurred in their capacities as such, and insuring the Registrant against any payments which it is obligated to make to such persons under the foregoing indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Pursuant to the Equity Distribution Agreement filed as exhibit 2(h) of Item 25 hereto, the Registrant has agreed to indemnify Ladenburg Thalmann & Co. Inc. against specified liabilities for actions taken in its capacity as sales agent under such agreement, including liabilities under the Securities Act.

ITEM 31.                      BUSINESS AND OTHER CONNECTIONS OF THE INVESTMENT ADVISER

Registrant is fulfilling the requirement of this Item 31 to provide a list of the officers and directors of its investment adviser, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by those entities or those of its officers and directors during the past two years, by incorporating herein by reference the information contained in the current Form ADV filed on March 31, 2015 with the SEC by Thomas J. Herzfeld Advisors, Inc. (Investment Advisers Act File No. 801- 20866) pursuant to the Investment Advisers Act of 1940, as amended, and in the section entitled “Management of the Fund” in Part A of this Registration Statement dated October 29, 2015.

ITEM 32.                      LOCATION OF ACCOUNTS AND RECORDS

All such books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 through 31a-3 thereunder are maintained at the following locations: Thomas J. Herzfeld Advisors, Inc., 119 Washington Avenue, Suite 504 Miami Beach, FL 33139; and State Street Bank and Trust Company, 1 Lincoln Street, Boston, MA 02111.

ITEM 33                      MANAGEMENT SERVICES

Not applicable.

ITEM 34.                      UNDERTAKINGS

The Registrant hereby undertakes:

(1)
to suspend the offering of shares until the prospectus is amended if: (i) subsequent to the effective date of this Registration Statement, the net asset value per share declines more than 10% from its net asset value per share as of the effective date of this Registration Statement; or (ii) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

(2)	Not applicable.

(3)
if the securities being registered are to be offered to existing stockholders pursuant to warrants or rights, and any securities not taken by stockholders are to be reoffered to the public, to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by underwriters during the subscription period, the amount of unsubscribed securities to be purchased by underwriters, and the terms of any subsequent reoffering thereof, and further, if any public offering by the underwriters of the securities being registered is to be made on terms differing from those set forth on the cover page of the prospectus, to file a post-effective amendment to set forth the terms of such offering.

(4)	(a) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(1) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended, or the Securities Act;

(2) to reflect in the prospectus any facts or events after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

(3) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

(b) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d) that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C [17 CFR 230.430C]: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act [17 CFR 230.497(b), (c), (d) or (e)] as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act [17 CFR 230.430A], shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(e) that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act [17 CFR 230.497];

(2) the portion of any advertisement pursuant to Rule 482 under the Securities Act [17 CFR 230.482] relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(5)
that: (a) for purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and (b) for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)	Not applicable.

(7)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant, pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Post-Effective Amendment to Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Miami Beach, and State of Florida, on the 2nd day of November 2015.

THE HERZFELD CARIBBEAN BASIN FUND, INC.

By:	/s/ Thomas J. Herzfeld
Thomas J. Herzfeld
President and Chairman of the Board of Directors

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Name	Title	Date

/s/ Ann S. Lieff*	Director	November 2, 2015
Ann S. Lieff

/s/ Kay W. Tatum*	Director	November 2, 2015
Kay W. Tatum

/s/ John A. Gelety*	Director	November 2, 2015
John A. Gelety

/s/ Cecilia L. Gondor*	Director	November 2, 2015
Cecilia L. Gondor

/s/ Thomas J. Herzfeld	Chairman, Director and President (Principal Executive Officer)	November 2, 2015
Thomas J. Herzfeld
/s/ Reanna J. M. Lee	Secretary, Treasurer and Chief Compliance Officer (Principal Financial Officer)	November 2, 2015
Reanna J. M. Lee

* By:	/s/ Thomas J. Herzfeld
Thomas J. Herzfeld
Attorney-In-Fact pursuant to a power of attorney signed by each individual on February 12, 2015.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
(l)(3)	Opinion of Pepper Hamilton LLP.
(n)	Consent of Independent Registered Public Accounting Firm.